LINUX GOLD CORP.

240-11780 Hammersmith Way

Richmond, B.C.   V7A 5E9

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of

Linux Gold Corp. (the “Company”) will be held at The River Club, 11111 Horseshoe Way, Richmond British Columbia, on

Monday, the 4h day of January, 2010 at the hour of 9:00 a.m. (Vancouver time), for the following purposes:

1.

To receive the report of the directors;

2.

To  receive  the  audited  financial  statements  of  the  Company  for  the  year  ending  February  28,  2009  (with comparative statements relating to the preceding fiscal period) together with the related Management Discussion and Analysis and report of the auditors thereon;

3.

To determine the number of directors at four (4);

4.

To elect directors;

5.

To appoint auditors and to authorize the directors to fix their remuneration; and

6.

To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is a Management Information Circular and form of proxy for the Shareholders.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

If you are a registered Shareholder of the Company and unable to attend the Meeting in person, please read, complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc., Attention:  Proxy Department

by 9:00 a.m. Vancouver time, on December 31, 2009 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or deliver it to the Chairman of the Meeting prior to the commencement of the Meeting or adjournment

thereof.   Please advise the Company of any change in your mailing address.

If  you  are  a  non-registered  shareholder  of  the  Company  and  received  this  Notice  of  Meeting  and  accompanying  materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan,

retirement income fund, education savings plan, tax free saving plan or other similar self-administered savings or investment plan  registered  under  the  Income  Tax  Act  (Canada),  or  a  nominee  of  any  of  the  foregoing  that  holds  your  security  on  your behalf, please complete and return the materials in accordance with the instructions provided to you by your intermediary.

DATED at Vancouver, British Columbia on November 23, 2009.

By Order of the Board of Directors

“John Robertson”

John Robertson, President

LINUX GOLD CORP.

(the “Company”)

240-11780 Hammersmith Way

Richmond, B.C.   V7A 5E9

INFORMATION CIRCULAR

(Containing information as at November 20, 2009)

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES

BY  THE  MANAGEMENT  OF  THE  COMPANY  FOR  USE  AT  THE  ANNUAL  GENERAL  MEETING  OF

SHAREHOLDERS  OF  THE  COMPANY  (AND  ANY  ADJOURNMENT  THEREOF)  (THE  "MEETING")  TO  BE

HELD ON MONDAY, JANUARY 4, 2010 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN

THE ACCOMPANYING NOTICE OF MEETING.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE

DIRECTORS OF THE COMPANY.

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

We have arranged for intermediaries to forward the meeting materials to beneficial owners of the common shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

APPOINTMENT OF PROXY HOLDERS

The individuals named in the accompanying form of proxy are Directors and/or Officers of the Company.   A Shareholder

entitled to vote at the Meeting, may wish to appoint some other person (who need not be a Shareholder) to represent him at the meeting other than the persons designated in the Proxy.  You may do so by inserting the desired person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy.

VOTING BY PROXY HOLDER

The person you name in the proxy will vote or withhold from voting on any ballot the Common Shares represented in the proxy according to your instructions.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The proxy confers discretionary authority on the person named therein with respect to:

(a)

each matter or group of matters identified in the Proxy for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)

any amendment to or variation of any matter identified therein; and

(c)

any other matter that properly comes before the Meeting.

In  respect  of  a  matter  for  which  a  choice  is  not  specified  in  the  Proxy,  the  persons  named  in  the  Proxy  will  vote  the

Common Shares represented by the Proxy for the approval of such matter.

REGISTERED SHAREHOLDERS

Only  registered  Shareholders  or  duly  appointed  proxy  holders  are  permitted  to  vote  at  the  Meeting.   If  you  are  a

registered  Shareholder,  you  may  wish  to  vote  by  proxy  whether  or  not  you  attend  the  Meeting  in  person.   If  you  submit  a

Proxy,  you  must  complete,  date  and  sign  the  Proxy,  and then return it to: Computershare Investor Services Inc., Attention:

Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the "Transfer

Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or the

Chairman of the Meeting prior to the commencement of the Meeting, or any adjournment thereof at which the Proxy is to be used.

BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of

shareholders   are   beneficial   shareholders   whose   Shares   are   not   registered   in   their   own   names   (“Beneficial

Shareholders”).  Only  Registered  Shareholders,  or  the  persons  they  appoint  as  their  proxies,  as  of  the  Record  Date,  are permitted to vote at the Meeting.

All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

If you are a Beneficial Shareholder, whose Shares are not registered in your name, your Shares are registered either:

(a)

in the name of an intermediary  that you deal with in respect of your Shares, such as, among others, banks,

trust  companies,  securities  dealers  or  brokers  and  trustees  or  administrators  of  self-administered  RRSPs,

RRIFs, RESPs, TFSAs and similar plans; or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited in Canada or Cede

& Co. in the United States) of which the intermediary is a participant,

all of which are referred to as “Intermediaries” in this Information Circular. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of The Canadian Depository for Securities Limited are held.

Shares  held  for  Beneficial  Shareholders  by  Intermediaries  can  only  be  voted  at  the  Meeting  upon  the  instructions  of  the

Beneficial  Shareholder.  Without  specific  instructions,  Intermediaries  are  prohibited  from voting Shares held for Beneficial

Shareholders.  Therefore,  if  you  are  a  Beneficial  Shareholder,  you  should  ensure  that  your  voting  instructions  are communicated to the appropriate person well in advance of the Meeting.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). NOBOs can expect to receive a scanable Voting

Instruction  Form  (VIF)  from  our  Transfer  Agent,  Computershare  Trust  Company  of  Canada  [or  Computershare  Investor

Services Inc. as the case might be ("Computershare")]. These VIFs are to be completed and returned to Computershare in the  envelope  provided  or  by  facsimile.  In  addition,  Computershare  provides  both  telephone  voting and internet voting as described on the VIF itself which contain complete instructions.  Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

In accordance with National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer,

the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and Intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders has waived the right to receive meeting materials.

Every  Intermediary  has  its  own  mailing  procedures  and  provides  its  own  return  instructions  to  clients,  which  should  be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the Proxy provided to Registered Shareholders.

However, its purpose is limited to instructing the Intermediary, which is the Registered Shareholder, how to vote on behalf of the Beneficial Shareholder.

Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the  names  of  the  Management  Proxy  holders  named  in  the  form  and  insert  the  Beneficial  Shareholder’s  name  in  the  blank provided and return the materials to the Intermediary as directed.

This Information Circular and related material is being sent to both registered and non-registered owners of the securities of the

Company.  If you are a non-registered owner and the Company or its agent has sent these materials directly to you, your name and  address  and  information  about  your  holdings  of  securities  have  been  obtained  in  accordance  with  applicable  securities regulatory requirements from the Intermediary holding on your behalf.

By  choosing  to  send  these  materials  to  you  directly,  the  Company  (and  not  the  Intermediary  holding  on  your  behalf)  has assumed  responsibility  for  (i)  delivering  these  materials  to  you,  and  (ii)  executing  your  proper  voting  instructions.   Please

return your instructions as specified in the request for voting instructions.

REVOCABILITY OF PROXIES

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and

delivered to the registered and records office of the Company, at 240-11780 Hammersmith Way, Richmond, B.C.   V7A 5E9,

at any time up to and including the last business day preceding the day of the Meeting, or to the Chairman of the Meeting on

the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Issued and Outstanding:

92,650,825 Common shares without par value

Authorized Capital:

200,000,000 Common shares without par value

Only Shareholders of record at the close of business on November 2, 2009 (the “Record Date”) for determination of persons

entitled  to  receive  notice  of  the  Meeting  are  entitled  to  vote  at  the  Meeting.   Only  Shareholders  of  record  at  the  close  of

business on the Record Date who either attend the Meeting personally or who complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

Each Shareholder is entitled to one vote for each common share registered in his name on the list of Shareholders.  The list is available for inspection during normal business hours at the office of the Transfer Agent and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

The directors and officers of the Company do not know for whose benefit the common shares registered in the name of The

Canadian Depository for Securities Limited are held.

The Board of Directors recommends that you vote in favor of the proposals outlined in this Information Circular.

NUMBER OF DIRECTORS

At the meeting, the Shareholders will be asked to pass an ordinary resolution to set the number of directors at four.

ELECTION OF DIRECTORS

The  term of  office  of  each  of  the  present  directors  expires  at  the  Meeting.   The  persons  named below will be presented for

election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for

the  election  of  these  nominees.   Management  does  not  contemplate  that  any  of  these  nominees  will  be  unable  to  serve  as  a director.  Each director elected will hold office until his/her successor is elected or appointed, unless his/her office is earlier vacated  in  accordance  with  the  Articles  of  the  Company,  or  with  the  provisions  of  the  Business  Corporations  Act  (British

Columbia).

The following table and notes set out the names of management’s nominees for election as a director, the province and country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time he has  been  a  director  of  the  Company,  and  the  number  of  shares  of  the  Company  beneficially  owned  by  him,  directly  or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and

Principal Occupation and if

Province or State and

not at present an elected Director, Occupation during

Director

No. of Shares

Country of Residence(1)

the past five years(1)

Since

beneficially held(2)

John George Robertson

President, CEO and Chairman of the Board and Director

Mar. 1979

1,418,556

President, CEO, Chairman,

of the Company; President of Reg Technologies;

common shares

and Director

President of SMR Investments Ltd.; President of Teryl

(directly)

Richmond, B.C., Canada

Resources Corp., President of REGI U.S., Inc., President

of IAS Energy, Inc.

Jennifer Lorette *

Director

Director of Teryl Resources Corp.; Director of Reg

Nov. 2000

88,100

Richmond, B.C., Canada

Technologies Inc.; Director of  REGI U.S., Inc.

common shares

Susanne Robertson *

Director of Teryl Resources Corp., Director of SMR

Aug. 2001

797,000

Director

Investments Ltd., and Director of Reg Technologies Inc.

common shares

Richmond, B.C.

(directly)

5,416,772

common shares

(indirectly)

Monique Van Oord *

Chief Financial Officer and

Director and CFO, Teryl Resources Corp.

Aug. 2004

110,000

common shares

Director and Secretary

(directly)

North Vancouver, BC

(1)

The  information  as  to  the  Province  or  State  and  country  of  residence  and  principal  occupation, not being within the knowledge of the

Company, has been furnished by the respective directors individually.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

*

Denotes member of Audit Committee.

CORPORATE CEASE TRADE ORDERS AND BANKRUPTCIES

Cease Trade Orders

On September 4, 2009 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for IAS Energy, Inc., a company  with  related  directors  and  officers,  citing  a  failure  to  file  its  annual  audited  financial  statements  and  its  annual management discussion and analysis. The cease trade order was revoked on September 16, 2009 following filing of its annual financial statements.  On October 2, 2009, IAS Energy received another cease trade order from the BCSC citing failure to file its financial statements for the three months ended July 31, 2009.

On September 4, 2009 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Reg Technologies

Inc., a company with related directors and officers, citing a failure to file its annual audited financial statements and its annual management  and  discussion.  The  required  documents  were  filed  on  SEDAR  on  September  11,  2009,  to  comply  with  the requirements  to  rectify  the  continuous  disclosure  deficiencies  and  the  Cease  Trade  Order  was  revoked  by  the  BCSC  on

September 15, 2009. Additionally, the TSX Venture Exchange suspended trading in Reg Technologies shares as a result of the cease trade order. The TSX Venture Exchange reinstated Reg Technologies for trading on September 21, 2009.

On September 9, 2008 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Reg Technologies citing  a  failure  to  file  its  annual  audited  financial  statements  and  its  annual  management  and  discussion.  The  required documents were filed on SEDAR on September 22, 2008, to comply with the requirements to rectify the continuous disclosure deficiencies and the Cease Trade Order was revoked by the BCSC on September 24, 2008. Additionally, Reg Technologies

received notification from the TSX Venture Exchange that it had suspended trading in the Company’s shares as a result of the cease  trade  order.  Reinstatement  to  trading  can  occur  only  when  the  cease  trade  order  is  revoked  and  the  Exchange  has concluded its reinstatement review to ensure the Company has satisfactorily complied with the Exchange requirements.  The

TSX Venture Exchange reinstated Reg Technologies shares for trading on October 7, 2008.

On December 3, 2007 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Linux Gold Corp.,

citing a failure to file a technical report and non-compliant disclosure. The commission staff found that the technical report filed  on  SEDAR  on  February  22,  2006  was  not  prepared  by  a  qualified  person.  The  commission  staff  also  found  that  our disclosure in the offering memorandum dated April 5, 2007 did not disclose repayment of debt to related parties. The required documents were filed on SEDAR to comply with the requirements to rectify the continuous disclosure deficiencies and the

Cease Trade Order was revoked by the BCSC on February 8, 2008.

Other than the Cease Trade Orders issued against the Company, IAS Energy, Inc. and Reg Technologies Inc. to the knowledge of the Company, no proposed director is, or has, within the 10 years before the date of this Information Circular, been a director or executive office of any company that, while that person was acting in that capacity:

(a)

was  the  subject  of  a  cease  trade  order  or  similar  order  or  an  order  that  denied  relevant  company  access  to  any exemptions under securities legislation, for a period of more than 30 consecutive days; or

(b)

was  subject  to  an  event  that  resulted,  after  the  director  or  executive  officer  ceased  to  be  a  director  or  executive officers, in the company being the subject of a cease trade or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, make a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

STATEMENT OF EXECUTIVE COMPENSATION

The  Company  is  required,  under  applicable  securities  legislation  in  Canada,  to  disclose  to  its  Shareholders  details  of compensation paid to its directors and officers.  The following fairly reflects all material information regarding compensation paid  by  the  Company  to  its  directors  and  officers,  which  information  has  been  disclosed  to  the  Company's  Shareholders  in accordance with applicable Canadian law.

Executive Compensation

Compensation Discussion and Analysis

The Company’s executive officers make recommendations to the board of directors regarding compensation policies and the compensation of senior officers. The Company does not have a Compensation Committee.  The compensation of the senior executives comprises two components; namely, a base salary or consulting fees and the grant of stock options pursuant to the

Company’s stock option plan which is more particularly outlined below under the Option-based Awards section.   These forms

of  compensation  are  chosen  to  attract,  retain  and  motivate  the  performance  of  selected  directors,  officers,  employees  or consultants of the Company of high caliber and potential.  Each senior executive is employed for his or her skills to perform specific tasks and the base salary and number of options is fixed accordingly.

Senior executives generally enter into an employment agreement, with standard clauses covering salaries and termination and change of control provisions. The highlights of the employment agreements for the NEOs are outlined below under the section entitled “Management Contracts” and Narrative Discussion under the Summary Compensation Table.

Option-based Awards

The grant of option-based awards to the senior executives is determined by the recommendation of executive officers to the board of directors pursuant to the terms of the stock option plan referred to below. Previous grants of option-based awards are taken into account when considering new grants.

The options are always granted at market price. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions: weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

During the year ended February 28, 2009, no option-based awards for executives were granted.

Summary Compensation Table

Named Executive Officer mean the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) or any individual acting in a similar capacity or function, regardless of the amount of compensation of that individual and each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, or three most highly compensated individuals acting  in  similar  capacities,  who  were  serving  as  executive  officers,  or  in  a  similar  capacity,  at  the  end  of  the  most  recent financial year and whose compensation exceeds $150,000, and such individuals who would be an NEO but for the fact that they were not serving as an executive officer or in a similar capacity at the end of that financial year.

During  the  Company’s  last  completed  financial  year  ended  February  28,  2009,  the  Company  had  two  Named  Executive

Officers: Mr. John Robertson, President and CEO, and Ms. Monique van Oord, CFO.

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”)

under  National  Instrument  51-102  –  Continuous  Disclosure  Obligations)  sets  forth  all  annual,  long  term  and  other compensation for services in all capacities to the Company and its subsidiaries payable to the NEOs for the three financial years ended February 28/29, 2009, 2008, and 2007 (to the extent required by the Regulations) in respect of the Named Executive

Officers:

Non-equity incentive

plan compensation

($)

Year

Annual

Long-

Name and

Ended

Share-

Option-

incen-

term

All other

Principal

February

based

Based

tive

incentive

Pension

Compen

Total

Position

28/29

Salary

Awards

Awards

plans

plans

value

-sation

compensation

($)

($)

($)  (7)

($)

($)

($)

($)(5)(6)

($)

John G.

2009

Nil

Nil

Nil

Nil

Nil

Nil

30,000

30,000

Robertson,

2008

Nil

Nil

77,923(3*)

Nil

Nil

Nil

30,000

107,923

CEO(1)(2)(3)

2007

Nil

Nil

Nil

Nil

Nil

Nil

30,000

30,000

Monique van

2009

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Oord, CFO(4)

2008

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

2007

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

(1)     Mr. Robertson is also a director and receives compensation in that capacity. See “Director Compensation – Narrative Discussion”.

(2)     Mr. Robertson is a director of SMR Investments Ltd., which received or is to receive $2,500 per month from the Company for management services provided to the Company.  See “Management Contracts”.

(3)     Mr.  Robertson’s  option-based  awards  granted  during  2008  consisted  of  1,000,000  stock  options  which  were  previously  granted  on

February 21, 2003.  These options were due to expire on February 21, 2008 and were extended until February 21, 2013 at an exercise price of CDN$0.10 and fair value of CDN$0.077923 per share.

(4)     Ms. van Oord is also a director but does not receive any compensation in that capacity.

(5)     The value of perquisites received by each of the NEOs, including property or other personal benefits provided to the NEOs that are not generally available to all employees, were not, in the aggregate, greater than $50,000 or 10% of the NEOs total salary for the financial year.

(6)     Additionally, a directors’ fee of $12,000 is payable, but has been accrued.  See “Director Compensation”.

(7)     The  valuation  of  the  fair  value  of  the  options  at  the  time  of  the  grant  is  based  on  the  Black  Scholes  model  and  includes  the  following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Narrative Discussion

The Company does not have a share-based award plan other than the stock option plan referred to above. The Company also does not have a pension plan or a long term incentive plan.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the Named Executive

Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Issuer or from a change in a Named Executive Officer’s responsibilities following a change in control.

Pursuant to the Company’s stock option plan, in the event the optionee’s employment  by or engagement with (as a director  or otherwise) the Company is terminated by the Company for any reason  other  than  death before exercise of the options granted

hereunder, the stock   option granted to the Participant shall immediately expire and all rights to purchase shares thereunder shall immediately cease and expire and be of no further force or effect.

In  the event the Participant resigns as an employee, the Participant shall have thirty (30) days from the date of such resignation to exercise such of the optioned  shares  in  respect  of  which  such  option  has  not been previously exercised,  and  thereafter his option shall expire and all rights to purchase shares  hereunder  shall  cease and expire and be of no further force or effect.

Refer also to the Compensation Discussion and Analysis section above.

Incentive Plan Awards

Narrative Discussion

As reported above under the Summary Compensation Table, the Company does not have a share-based award plan or a

long term incentive plan.   Information with respect to the grant of stock options is more particularly described above in the Option-based Awards and Compensation Discussion and Analysis sections.

Outstanding Option-Based Awards and Share-Based Awards

No option-based awards were granted to the NEOs at the end of the most recently completed financial year.  The following table sets out the option-based awards that are currently outstanding as at the end of the most recently completed financial year.

Option-based Awards

Stock-based Awards

Number of

Number of

Value of

shares or

Market or

securities

unexercised

units of

payout value of

underlying

Option

Option

in-the-

shares that

share-based

unexercised

exercise

expiration

money

have not

awards that

Name

options

price

date

options

vested

have not vested

(#)

($)

($)

(#)

($)

John

1,000,000

0.10

February 21,

N/A

N/A

N/A

Robertson

2013

Monique van

Nil

N/A

N/A

N/A

N/A

N/A

Oord

Incentive Plan Awards – value vested or earned during the year

No incentive stock options were granted to any NEOs during the year ended February 28, 2009.

No incentive stock options vested during the year ended February 28, 2009 which were held by the NEOs.

During  the  year  ended  February  28,  2009,  neither  of  the  two  NEOs  exercised  or  sold  options.  There  were  1,000,000 unexercised options at the financial year end held by the NEOs, none of which were in-the-money.

Pension Plan Benefits

As reported under the Summary Compensation Table, the Company does not maintain a Pension Plan for its employees and therefore no benefits were received.

Termination of Employment or Change of Control

Other than as described in the Narrative Discussion section under the Summary Compensation Table, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company’s most recently completed financial year or current financial year in view of compensating such officers in the event  of  termination  of  employment  (as  a  result  of  resignation,  retirement,  change  of  control,  etc.)  or  a  change  in responsibilities following a change of control, where the value of such compensation exceeds $150,000 per executive officer.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth all compensation provided to the directors for the year ended February 28, 2009.

The  Company  does  not  have  a  share-based  award  plan  for  the  directors  other  than  the  stock  option  plan  referred  to  above,

details of which are provided below under Outstanding Option-Based Awards, Share- Based Awards and Non-equity Incentive

Plan Compensation. The Company also does not have a pension plan or a non-equity incentive plan for its directors.

Other than John Robertson, as described above in the Narrative Description and reported in the table below, no directors, who were not NEO’s of the Company were compensated during the financial year ended February 28, 2009 for services in their capacity as directors.

Non-equity incentive

plan compensation

($)

Long-

Year

term

Name and

Ended

Share-

Option-

Annual

incen-

All other

Principal

February

based

Based

incentive

tive

Pension

Compen

Total

Position

28/29

Salary

Awards

Awards

plans

plans

value

-sation

compensation

($)

($)

($)  (8)

($)

($)

($)

($)

John G.

2009

12,000

Nil

Nil

Nil

Nil

Nil

Nil

12,000

Robertson,

2008

12,000

Nil

Nil

Nil

Nil

Nil

Nil

12,000

CEO(1)(2)(3)

2007

12,000

Nil

Nil

Nil

Nil

Nil

Nil

12,000

2009

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Monique van

2008

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Oord, CFO(4)

2007

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Jennifer

2009

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Lorette (5)

2008

Nil

Nil

11,688

Nil

Nil

Nil

Nil

11,688

2007

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Susanne

2009

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Robertson

2008

Nil

Nil

23,377

Nil

Nil

Nil

Nil

23,377l

(6)(7)

2007

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

(1)     Mr. Robertson is also an NEO and indirectly receives or accrues compensation in that capacity. See “Executive Compensation – Narrative

Discussion”.

(2)     Mr. Robertson received or is to receive $12,000 per year from the Company for director’s fees.  This amount for fiscal 2009 (and fiscal 2008 and 2007) has been paid.  See “Narrative Discussion” below.  Additionally, Mr. Robertson is President and a director of SMR Investments

Ltd., which received or is to receive $2,500 per month from the Company for management services provided to the Company.  See “Executive

Compensation – Narrative Discussion”, and “Management Contracts”.

(3)     Mr. Robertson did not receive option-based awards in his capacity as a director.

(4)     Ms. van Oord does not receive any compensation in her capacity as a director, nor any option-based awards in her capacity as a director.

(5)     Ms. Lorette’s option-based awards granted during 2008 consisted of 150,000 stock options which were previously granted on February 21,

2003.  These options were due to expire on February 21, 2008 and were extended until February 21, 2013 at an exercise price of CDN$0.10 and fair value of CDN$0.077923 per share.

(6)     Ms. Robertson does not receive any compensation in her capacity as a director.  However, Ms. Robertson is the majority shareholder of SMR

Investments Ltd., which received or is to receive $2,500 per month from the Company for management services provided to the Company.  See

“Executive Compensation – Narrative Discussion”, and “Management Contracts”.

(7)     Ms. Robertson’s option-based awards granted during 2008 consisted of 300,000 stock options which were previously granted on February 21,

2003.  These options were due to expire on February 21, 2008 and were extended until February 21, 2013 at an exercise price of CDN$0.10 and fair value of CDN$0.077923 per share.

(8)    The  valuation  of  the  fair  value  of  the  options  at  the  time  of  the  grant  is  based  on  the  Black  Scholes  model  and  includes  the  following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Narrative Description

Other  than  a  directors’  fee  of  $12,000  paid  or  payable  to  the  President  and  CEO  of  the  Company,  there  was  no  other  cash compensation  paid  to  directors  by  the  Company  for  services  rendered  in  their  capacities  as  directors  for  the  year  ended

February 29, 2009.

A management fee was payable, but accrued to SMR Investments Ltd., a company controlled by Susanne Robertson, a director of the Company.  Mr. Robertson is the President and a director of SMR.  Other than as herein set forth, the Company did not pay any compensation to its directors or Named Executive Officers.

Directors of the Company who are also NEOs are not compensated for their services in their capacity as directors, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

Information with respect to grants of options to the directors is reported below under the Narrative Description in the section below entitled Outstanding Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation.

Other than as described above, no directors of the Company were compensated by the Company during the financial year ended

February 28, 2009 for services as consultants or experts.

Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation for Directors

As disclosed under the Director Compensation Table, the Company does not have a share-based award plan, a pension plan or a non-equity incentive plan for its directors.

Option-based awards to the directors are granted pursuant to the terms of the Company’s stock option plan. The options are always  granted  at  market  price.  The  valuation  of  the  fair  value  of  the  options  at  the  time  of  the grant is based on the Black

Scholes  model  and  includes  the  following  assumptions;  weighted  average  risk  free  rate,  weighted  average  expected  life,

expected volatility and dividend yield.

Directors generally receive a grant of stock options upon their appointment.

During the most recently completed year, no stock options were granted to any directors.

Non-Cash Compensation

No stock options were granted by the Company during the financial year ended February 28, 2009 to the directors who are not a Named Executive Officer of the Company.

There were no exercises of stock options during the financial year ended February 28, 2009 by the directors who are not the

Named Executive Officer, and the financial year end value of unexercised options.  There were 450,000 unexercised options at the financial year end held by two directors who are not a Named Executive Officer, none of which were in-the-money.

Incentive Plan Awards Tables

No incentive stock options, which were held by the non-executive directors, vested during the 2009 year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth, as of February 28, 2009, information concerning securities authorized for issuance under the stock option plan, which is the only equity compensation plan of the Company.

Number of securities to be

Weighted-average exercise

Number of securities

issued upon exercise of

price of outstanding options,     remaining available for

outstanding options,

warrants and rights

future issuance under equity

warrants and rights

compensation plans

(excluding securities

reflected in column  (a))

Plan Category

(a)

(b)

(c)

Equity   compensation   plans

3,237,500

$0.23

2,650,000

approved by securityholders

Equity   compensation   plans

N/A

N/A

N/A

not   approved   by   security

holders(1)

Total

3,237,500

$0.23

2,650,000

Long-Term Incentive and Deferred Compensation Plans

A “long-term incentive plan” is a plan providing compensation intended to motivate performance over a period greater than one financial year. As reported above under the Summary Compensation Table and Incentive Plan Awards, the Company currently has no long-term incentive plan intended to serve as incentive for performance to occur over a period longer than one year.

Long-term incentive plans do not include stock options. The Company also does not have a deferred compensation plan.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other  than  transactions  carried  out  in  the  normal  course  of  business  of  the  Company  or  any  of  its  affiliates,  none  of  the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any

Shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since March 1, 2008 (the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Company or any  of  its  subsidiaries  or  in  any  proposed  transaction  which  has  or  would  materially  affect  the  Company  or  any  of  its subsidiaries.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective  September  5,  2008,  Smythe  Ratcliffe  LLP,  Chartered  Accountants,  at  the  request  of  the  Company,  resigned  as auditors of the Company.  On the recommendation of the Audit Committee, the Board of Directors of the Company approved a proposal  to  engage  James  Stafford  Inc.,  Chartered  Accountants  as  auditors  of  the  Company  for  the  financial  year  ended

February 28, 2009, effective September 5, 2008. On July 8, 2009, James Stafford, Inc., Chartered Accountants, resigned as the

Company’s principal accountants.  On August 6, 2009 the Board of Directors appointed Dale Matheson Carr-Hilton Labonte

LLP, Chartered Accountants.

The Company  did not receive an invoice from Smythe Ratcliffe for any audit-related fees for the year ending February 28,

2009.

The aggregate fees billed by James Stafford, Inc.,  Chartered Accountants for professional services rendered for the audit of our annual consolidated financial statements for the fiscal years ended February 28, 2009 were $18,099.  The audit services were approved by the Company’s Audit Committee.

APPOINTMENT OF AUDITORS

The Shareholders are asked to vote in favour of a resolution ratifying and appointing Dale Matheson Carr-Hilton Labonte LLP,

Chartered Accountants, as auditor of Company for the ensuing year, to hold office until the close of the next annual general meeting of shareholders or until such firm is removed from office or resigns as provided by the Company’s articles, and also vote in favour of a resolution authorizing the board of directors  to fix the compensation of the auditor. The former auditor,

James  Stafford,  Inc.,  Chartered  Accountants,  resigned  as  the  Company’s  principal  accountants  on  July  8,  2009.  In accordance with Part 4.11 NI 51-102, the “Reporting Package”, which includes the notice of change of auditor, letter from the former  auditor  and  letter  from  the  successor  auditor,  was  filed  with  the  necessary  securities  commissions  on  SEDAR

(www.sedar.com) on July 22, 2009 and August 7, 2009, and copies of these documents are attached to this Information Circular as Exhibit “B”.

Unless  otherwise  specified,  the  persons  named  in  the  enclosed  form  of  proxy  will  vote  for  the  appointment  of  Dale

Matheson Carr-Hilton Labonte LLP, Chartered Accountants, Vancouver, British Columbia, as auditor of the Company to hold office until the next annual general meeting of shareholders or until its successor is appointed and to authorize the directors to fix its remuneration.

MANAGEMENT CONTRACTS

SMR Investments Ltd.

Pursuant to the terms of a management agreement, the Company engages SMR Investments Ltd., (“SMR”).  SMR is a private company owned by Susanne M. Robertson, one of our directors and wife of John G. Robertson.  Mr. Robertson, our President

and CEO, is a director of SMR.   SMR provides the Company with corporate development, administrative and management services.  The Company pays a monthly fee of $2,500 to SMR.

The Management Agreement was entered into on May 1, 1996. This contract has been renewable annually after the initial term ended May 1, 1999.  On May 1, 2007, the Company and SMR entered into an updated agreement for the same consideration.

During the financial year ended February 28, 2009, a total of $30,000 was accrued, but not paid.

FINANCIAL STATEMENTS

A copy of the audited consolidated financial statements of the Company for the financial year ended February 28, 2009,

being the Company’s most recently completed financial year, together with the auditors’ report thereon, form part of the annual report of the Company. The directors will place before the Meeting the said audited consolidated financial statements and auditors’ report.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the

Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the

Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended February 28, 2009 and the report of the auditor thereof will be placed before the Meeting.  Unaudited quarterly financial statements and additional information relating to the Company’s activities may be found on SEDAR at www.sedar.com.  To obtain a copy of the most recent financial statements and MD&A,

Shareholders may contact Ms. Monique van Oord, Corporate Secretary, at the Company’s address.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In  accordance  with  disclosure  requirements,  the  Board  of  Directors  of  the  Company  has  adopted  the  following  corporate governance practices.

Board of Directors

The  Board  of  Directors  is  composed  of  four  directors.   Two  of  these  directors  are  executive  officers  of  the  Company;  Ms.

Robertson is not “independent” as she is the wife of John Robertson; Jennifer Lorette is considered “independent”.  All of the existing directors are experienced in the operation of junior resource companies.

Directorships

Name of Director

Other Reporting Issuer(s)

John G. Robertson

REGI U.S., Inc., IAS Energy Inc., Reg Technologies, Inc., Teryl Resources Corp.

Jennifer Lorette

REGI U.S., Inc., Reg Technologies Inc., Teryl Resources Corp.

Susanne Robertson

Reg Technologies, Inc., Teryl Resources Corp.

Monique van Oord

Teryl Resources Corp.

Orientation and Education

The Company does not have a formal process of orientation for new directors.  Historically such orientation and education is provided on an informal basis.  As new directors join the Board, management will provide these individuals with corporate

policies,  historical  information,  and  an  outline  of  general  duties.   The  Board  believes  these  procedures  are  a  practical  and effective approach due to the size of the company and the limited number of changes to the board.

Ethical Business Conduct

The Board has not adopted a written code of business conduct and ethics for directors, officers and employees of the Company.

Nomination of Directors

The Board has not appointed a formal nominating committee.

Compensation

The  Board  is responsible for reviewing and approving the compensation for all officers, management and employees.   The

Board is also responsible for reviewing compensation programs such as the stock option plan and is solely responsible for the granting of any stock options to any officer, management, employees or consultants.

Report on Executive Compensation

The Board of Directors, when performing equivalent functions of a Compensation Committee, bases their decisions on very simplistic policies.

When deciding the method and amount of compensation, the Board of Directors base their decision on the following criteria and factors:

1.

level of services, expertise, business contacts and skills provided to the Company;

2.

degree of involvement and participation in the day to day operations of the Company;

3.

amount of finances available to the Company; and

4.

amount of outstanding options already granted.

At this time there is no relationship between corporate performance and executive compensation.

Other Board Committees

The Board currently has one committee being the Audit Committee.

Assessments

Based on the Company’s size and its current state of development the Board considers a formal process for assessing to be unnecessary at this time.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company’s corporate accounting and reporting practices.  The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company’s systems and procedures for financial reporting and controls, reviewing all financial information in  disclosure  documents;  monitoring  the  performance  and  fees  and  expenses  of  the  Company’s  external  auditors  and recommending external auditors for appointment by shareholders.  The Audit Committee is also responsible for reviewing the

Company’s  annual  financial  statements  prior  to  approval  by  the  Board  and  release  to  the  public.   The  Audit  Committee  is

composed of Ms. Robertson, Ms. Lorette and Ms. van Oord. The Audit Committee Charter, adopted March 1, 2009, is attached as Exhibit “A”.

APPROVAL AND CERTIFICATION

The Board of Directors has approved the contents and the sending of this Circular and recommends that shareholders vote in favour of all proposed resolutions. Where information contained in this Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.  The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 23rd day of November, 2009.

“John Robertson”

“Monique van Oord”

Chief Executive Officer and President

Chief Financial Officer

EXHIBIT “A”

Charter of the Audit Committee of the Board of Directors

of Linux Gold Corp. (the “Company”)

Mandate

The  primary  function  of  the  Audit  Committee  (“Committee”)  is  to  assist  the  Board  of  Directors  in  fulfilling  its  financial oversight responsibilities by reviewing the following: (a) the financial reports and other financial information provided by the

Company  to  regulatory  authorities  and  shareholders; (b) the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting; and (c) financial reporting processes.  Consistent with this function, the

Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.  The Committee’s primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

(ii) review and appraise the performance of the Company’s external auditors; (iii) provide an open avenue of communication among  the  Company’s  auditors,  financial  and  senior  management  and the board of directors; and (iv) to ensure the highest standards of business conduct and ethics.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free  from  any  relationship  that,  in  the  opinion  of  the  board  of  directors,  would  interfere  with  the  exercise  of  his  or  her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise.  All members of the

Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Company’s Charter, the definition of “financially literate” is the ability  to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders’

meeting.  Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with the Chief Executive Officer and/or the Chief Financial Officer

and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)

Review and update this Charter annually.

(b)

Review the Company’s financial statements, MD&A, any annual and interim earning statements and  press releases  before  the  Company  publicly  discloses  this  information  and  any  reports  or  other  financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a)

Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

(b)

Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

(c)

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)

Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e)

Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of  the  Company’s  accounting  principles,  internal  controls  and  the  completeness  and  accuracy  of  the

Company’s financial statements.

(g)

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related

thereto,  and  any  non-audit  services,  provided  by  the  Company’s  external  auditors.   The  pre-approval

requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.

such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such  services  are  promptly  brought  to  the  attention  of  the  Committee  by  the  Company  and approved prior to the completion of the audit by the Committee or by one or more members of the

Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)

Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)

Review  with  the  external  auditors  and  management  the  extent  to  which  changes  and  improvements  in financial or accounting practices have been implemented.

(h)

Review certification process for certificates required under NI 52-109.

(i)

Establish  a  procedure  for  the  confidential,  anonymous  submission  by  employees  of  the  Company  of concerns regarding questionable accounting or auditing matters.

Other

a)     Review any related party transactions.

b)     Review  reports  from  persons  regarding  any  questionable  accounting,  internal  accounting  controls  or auditing matters (“Concerns”) relating to the Company such that:

i.

an individual may confidentially and anonymously submit their Concerns to the Chairman of the

Committee in writing, by telephone, or by e-mail;

ii.

the  Committee  reviews  as  soon  as  possible  all  Concerns  and  addresses  same  as  they  deem necessary; and

iii.

the Committee retains all records relating to any Concern reported by an individual for a period the Committee judges to be appropriate.

All of the foregoing in a manner that the individual submitting such Concerns shall have no fear of adverse consequences.

Exhibit “B”

[Notice of Change of Auditor 2008]

NOTICE OF CHANGE OF AUDITOR

LINUX GOLD CORP.

(the “Company”)

TO:

The British Columbia Securities Commission

AND TO:

ALL HOLDERS OF SHARES IN THE CAPITAL OF THE COMPANY

The Company wishes to report that the board of directors of the Company have made the decision to propose to the holders of qualified securities that a different company be nominated as auditor rather than the current auditor.  By resolution dated September 5, 2008, the board of directors of the Company recommend that James Stafford,

Chartered Accountants be appointed as auditor for the upcoming fiscal year by the Company’s shareholders at the annual general meeting.

The Company reports that there have been no reservations in the auditor’s report of Smythe Ratcliffe for the three fiscal years ending February 29, 2008, February 28, 2007 and February 28, 2006 reported on by Smythe Ratcliffe.

In the opinion of the Company, there have been no “Reportable Events” (as defined below) in connection with the audit of the last three fiscal years reported on by Smythe Ratcliffe.

For the purpose of this notice National Policy Statement No. 31 of the Canadian Securities Administrators states that a Reportable Event may consist of “disagreements”, “unresolved issued” and “consultations” between the Company and its former auditor, Smythe Ratcliffe.  Disagreements, unresolved issues and consultations are defined in the policy as follows:

Disagreements

Disagreements refer to any matter of audit scope, accounting principles or policies or financial statements disclosure that, if not resolved to the satisfaction of the former auditor, would have resulted in a reservation in the auditor’s report.

Disagreements include both those resolved to the former auditor’s satisfaction and those not resolved to the former auditor’s satisfaction.  Disagreement should have occurred at the decision-making level, i.e. between personnel of the reporting issuer responsible for the finalization of its financial statements and the personnel of the auditor firm responsible for authorizing the issuance of audit reports with respect to the reporting issuer.

The term disagreement is to be interpreted broadly.  It is not necessary for there to have been an argument to have had a disagreement, merely a difference of opinion.  The term disagreement does not include initial differences of opinion, based on incomplete facts or preliminary information, that were later resolved to the former auditor’s satisfaction, provided that the reporting issuer and the former auditor do not continue to have a difference of opinion upon obtaining additional facts or information.

Unresolved Issues

Unresolved issues refer to matter which came to the former auditor’s attention and which, in the former auditor’s opinion, materially impact on the financial statements or audit reports (or which could have a material impact on them), where the former auditor had advised the reporting issuer about the matter and:

a)     the former auditor has been unable to fully explore the matter and reach a conclusion as to its implications prior to a resignation or termination of the former auditor;

b)    the matter was not resolved to the former auditor’s satisfaction prior to a resignation or termination of the former auditor; or

c)     the former auditor is no longer willing to be associated with the financial statements prepared by management of the reporting issuer.

Consultations

Consultations refer to situations where the reporting issued (or someone acting on its behalf) consulted the successor auditor regarding:

a)     the application of accounting principles to a specified transaction (either proposed or complete):

b)    the type of audit opinion that might be rendered on the reporting issuer’s financial statements; or

c)     a disagreement as defined above;

and a written report or seriously considered oral advice was provided by the successor auditor to the reporting issuer.

Dated at Richmond, British Columbia, this 5th day of September, 2008.

BY ORDER OF THE BOARD

“John Robertson”

John Robertson, President.

JAMES STAFFORD

James Stafford, Inc.*

JBS/nr/LinuxAu09

Chartered Accountants

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

* Incorporated professional, James Stafford, Inc.

PRIVATE AND CONFIDENTIAL

British Columbia Securities Commission

P.O. Box 10142 Pacific Centre

701 West Georgia Street

Vancouver, B.C.  V7Y 1L2

5 September 2008

Dear Sirs/Mesdames:

We have read the statements made by Linux Gold Corp. as in the attached copy of Notice of

Change of Auditor dated 5 September 2008, which we understand will be filed pursuant to

Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Notice of Change of Auditor dated 5 September 2008.

Yours truly,

“James Stafford”

James Stafford

Chartered Accountants

Vancouver, 5 September 2008

[Notice of Change of Auditor 2009]

NOTICE OF CHANGE OF AUDITOR

LINUX GOLD CORP.

(the “Company”)

TO:

The British Columbia Securities Commission

AND TO:

ALL HOLDERS OF SHARES IN THE CAPITAL OF THE COMPANY

The Company wishes to report that the Company’s auditors, James Stafford, Inc., Chartered Accountants (“former auditor”), resigned as auditor for the Company on and effective as of July 8, 2009.  The former auditor resigned on its own initiative.

The resignation of the former auditor was not considered nor approved by the audit committee of the Company’s board of directors, nor the Company’s board of directors.  As a result of the resignation, the Company has not yet approved the appointment of new auditors and is continuing its search for a new auditor.

The Company reports that there were no reservations in the report of the former auditor for the fiscal year ending

February 28, 2009 reported on by the former auditor.  In the opinion of the Company, there have been no

“Reportable Events” (as defined below) in connection with the audit of the last fiscal year reported on by the former auditor.

For the purpose of this notice National Policy Statement No. 31 of the Canadian Securities Administrators states that a Reportable Event may consist of “disagreements”, “unresolved issued” and “consultations” between the Company and the former auditor.  Disagreements, unresolved issues and consultations are defined in the policy as follows:

Disagreements

Disagreements refer to any matter of audit scope, accounting principles or policies or financial statements disclosure that, if not resolved to the satisfaction of the former auditor, would have resulted in a reservation in the auditor’s report.

Disagreements include both those resolved to the former auditor’s satisfaction and those not resolved to the former auditor’s satisfaction.  Disagreement should have occurred at the decision-making level, i.e. between personnel of the reporting issuer responsible for the finalization of its financial statements and the personnel of the auditor firm responsible for authorizing the issuance of audit reports with respect to the reporting issuer.

The term disagreement is to be interpreted broadly.  It is not necessary for there to have been an argument to have had a disagreement, merely a difference of opinion.  The term disagreement does not include initial differences of opinion, based on incomplete facts or preliminary information, that were later resolved to the former auditor’s satisfaction, provided that the reporting issuer and the former auditor do not continue to have a difference of opinion upon obtaining additional facts or information.

Unresolved Issues

Unresolved issues refer to matter which came to the former auditor’s attention and which, in the former auditor’s opinion, materially impact on the financial statements or audit reports (or which could have a material impact on them), where the former auditor had advised the reporting issuer about the matter and:

[Letter from Former Auditor 2009]

JAMES STAFFORD

James Stafford

JBS/kk/LinuxAu09

Chartered Accountants

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

* Incorporated professional, James Stafford, Inc.

PRIVATE AND CONFIDENTIAL

British Columbia Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

20 July 2009

Dear Sirs/Mesdames:

We have read the statements made by Linux Gold Corp. in the attached copy of Notice of

Change of Auditor dated 20 July 2009, which we understand will be filed pursuant to Section

4.11 of the National Instrument 51-102.

We agree with the statements in the Notice of Change of Auditor dated 20 July 2009.

Yours truly,

“Bradley Stafford”

James Stafford Chartered Accountants

Vancouver, 20 July 2009